Exhibit (a)(1)(B)

Email to All Eligible Employees from Michael Rashkin

To:	[EMAIL ADDRESS]

From:	Michael Rashkin, Chief Financial Officer

Date:	November 13, 2007

Subject:	Action Required: Urgent Information Regarding Your Stock Options

As you know, we recently performed a voluntary review of the Company’s stock option granting practices. The review indicated that certain stock option grants were awarded incorrectly at a discount (i.e. the exercise price is less than the fair market value of the stock on the grant date). There can be adverse tax consequences, in the form of a §409A penalty tax, involving these options. You are receiving this email because it has been determined that you hold stock options that may be affected by this penalty tax.

I am pleased to announce that, today, Marvell is launching a program that offers you the opportunity to amend and reprice all of your eligible discounted options. This legal process is called a tender offer. If you participate in the tender offer and elect to have your eligible options amended and repriced, you will no longer have a discounted exercise price, thereby avoiding the penalty tax. In addition, to compensate you for the value lost in increasing the exercise price, the Company will grant Marvell restricted stock units (RSUs) to you (or, in certain limited circumstances described in the tender offer documents, may pay you cash).

Education Sessions

To help explain the potential adverse tax impact of the §409A penalty tax, the choices you have in the tender offer, and to address any questions you may have, five education sessions have been scheduled as follows. I strongly encourage you to attend one of these sessions.

At: UC Berkeley Conference Room, Building 5, Santa Clara, CA
Session 1	Tuesday, November 13, 2007 at 10:00 am PST
Session 2	Tuesday, November 13, 2007 at 2:00 pm PST
Session 3	Friday, November 16, 2007 at 10:00 am PST
Session 4	Tuesday, November 20, 2007 at 10:00 pm PST
Session 5	Wednesday, December 5, 2007 at 4:00 pm PST

Action Items Required by You

In order to participate in the tender offer, you must do the following:

1

1.               Attend an education session or read the session presentation posted on Marvell’s tender offer website (details appear below);

2.               Use your Windows login name, Windows login password and employee identification number to access Marvell’s tender offer website at the internet address: https://amend409options.marvell.com/stockselfservice/

3.               Read your personal addendum;

4.               Read the Terms and Conditions of the tender offer; and

5.               Properly complete the Election Form.

To participate in the tender offer, you must affirmatively elect to participate. The Election Form must be received by Marvell electronically or via fax at (415) 796-1073 no later than 9:00 p.m., Pacific Time, on December 12, 2007. Once the tender offer is closed, your Election Form will not be accepted.

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Please study this information carefully. This is a complicated topic and we want to ensure that you have the necessary resources to fully understand the program and to make your decision.

Mike Rashkin